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SECU[...]SSION

13025942

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2013 OCT 28 AM 7:45

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 6805

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/2012 (MM/DD/YY) AND ENDING 07/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: World Capital Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1636 Logan Street
(No. and Street)

Denver (City) Colorado (State) 80203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy E. Taggart 303-626-0631
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller and Baker LLP
(Name – *if individual, state last, first, middle name*)

1818 Market Street, Suite 2400 (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 12 2013
REGISTRATIONS BRANCH
16

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 11/15/13

2013 OCT 28 AM 7:45

OATH OR AFFIRMATION

I, Timothy E. Taggart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of World Capital Brokerage, Inc., as of July 31st, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Patricia A Blum
Notary Public
my commission expires on 11/14/2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WORLD CAPITAL BROKERAGE, INC.
(wholly owned by AGF Holdings, Inc.)

(SEC I.D. No. 8-6805)

Statement of Financial Condition
as of July 31, 2013

Filed in accordance with
Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
World Capital Brokerage, Inc.
Denver, Colorado

We have audited the accompanying statement of financial condition of World Capital Brokerage, Inc. (the "Company") as of July 31, 2013 that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of World Capital Brokerage, Inc. as of July 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Tait, Weller & Baker LLP

Philadelphia, Pennsylvania
September 26, 2013

WORLD CAPITAL BROKERAGE, INC.
(wholly owned by AGF Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION
JULY 31, 2013

ASSETS	
Cash and cash equivalents	$ 13,915
Investment securities, at market value (note 2)	1,514,613
Deposits with clearing organizations	100,000
Commissions receivable (note 5)	43,871
Account receivable - affiliate	8,508
Notes receivable	119,005
Other assets	28,099
Total assets	$ 1,828,011
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable	12,586
Accounts payable affiliate - Payroll	10,934
Commissions payable	35,707
Deferred Tax Liability	197,972
Total liabilities	257,199
Commitments and contingencies (note 4)	
Stockholder's equity:	
Common stock, $1 par value; 50,000 shares authorized; 24,500 shares issued and outstanding	24,500
Retained earnings	1,546,312
Total stockholder's equity	1,570,812
Total liabilities and stockholder's equity	$ 1,828,011

See accompanying notes to statement of financial condition.

2013 OCT 28 AM 7:46

WORLD CAPITAL BROKERAGE, INC.
(wholly owned by AGF Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS
JULY 31, 2013

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF FINANCIAL STATEMENT PRESENTATION
The accompanying financial statements include the accounts of World Capital Brokerage, Inc. (formerly American Growth Fund Sponsors, Inc.) (the Company), a wholly owned subsidiary of AGF Holdings, Inc. (the Parent). The Company is a Colorado corporation and a registered broker-dealer with the Securities and Exchange Commission (SEC). The primary functions of the Company are to underwrite the shares of American Growth Fund, Inc. (the Fund), a diversified open-end investment company, and to function as a broker-dealer of securities. Significant accounting policies followed by the Company are:

INVESTMENT SECURITIES
Security transactions and related revenue and expense are recorded on a trade date basis. In accordance with financial reporting requirements for broker/dealers, the Company's investment securities are recorded at market value based upon quotes from brokers. Changes in unrealized appreciation or depreciation are included in revenue. Realized gains and losses are computed using the specific identification method.

COMMISSIONS
Commissions and related clearing expenses are recorded on a trade-data basis as securities transactions occur.

INCOME TAXES
The Company and the Parent account for income taxes using the asset and liability method of accounting for income taxes. The Company files consolidated federal and state income tax returns with the Parent. An informal tax sharing agreement currently exists between the Company and the Parent. Under such agreement the tax expense or benefit recorded by the Company, including the tax effects of related assets and liabilities of affiliates, is computed as if the Company filed separate stand-alone tax returns. Such amounts are limited to tax expense or benefit recorded on a consolidated basis for the Parent. The Company's method of accounting for income taxes conforms to *"Accounting For Income Taxes"*. This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities.

The Company evaluates tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Management of the Company has reviewed the tax positions for the open tax years ending July 31, 2010 through July 31, 2013 and has determined that there are no significant uncertain tax positions that would require recognition in the financial statements.

CONCENTRATION OF CREDIT RISK
From time to time the Company had cash balances on deposits with banks in excess of the federally insured limits. The Company believes its risk of loss is limited due to the high credit quality of such bank.

2013 OCT 28 AM 7:46

WORLD CAPITAL BROKERAGE, INC.
(wholly owned by AGF Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS, continued
JULY 31, 2013

STATEMENT OF CASH FLOWS
For purposes of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

USE OF ESTIMATES
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

2. INVESTMENT SECURITIES
At July 31, 2013 the Company's investment securities had an aggregate cost basis of $1,002,139 and a market value of $1,514,613 resulting in an unrealized gain of $512,474.

The Company follows a fair value hierarchy that distinguishes market data obtained from independent sources (observable inputs) and the Company's own market assumptions (unobservable inputs). These inputs are used in determining the value of the Company's investments and are summarized in the following fair value hierarchy.
Level 1 – quoted prices in active markets for identical securities,
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc), and
Level 3 – significant unobservable inputs (including the Fund's own assumptions in determining the fair value of investments).
The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
The following is a summary of the inputs used, as of July 31, 2012, in valuing the Company's assets carried at fair value:

Equity	Level 1	Level 2	Level 3	Total
Entertainment	$ 590,255	$ 0	$ 0	$ 590,255
Apparel	443,250	0	0	443,250
Insurance (Life)	151,652	0	0	151,652
Recreation	105,403	0	0	105,403
Health Care Plans	50,053	0	0	50,053
Packaging and Container	49,840	0	0	49,840
Aerospace/Defense	48,480	0	0	48,480
Human Resources	47,813	0	0	47,813
Retail Building Supply	27,867	0	0	27,867
Total Equity	$1,514,613	0	0	$1,514,613

There were no significant movements between Levels 1 and 2 as of July 31, 2013.

The Company recognizes transfers between levels of the last day of each fiscal reporting period.

WORLD CAPITAL BROKERAGE, INC.
(wholly owned by AGF Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS, continued
JULY 31, 2013

3. TRANSACTIONS WITH RELATED PARTIES
The Company, the Parent and Investment Research Corporation (IRC), the investment advisor for the Fund, are controlled by the same individual. Certain officers and directors of the Company are also officers and directors of the Fund and IRC. As principal underwriter for the Fund, the Company received gross underwriting commissions of $390,688 for the year ended July 31, 2013. The Company received $11,013 from IRC for distribution services.

The Company shares office space and certain employees with the Fund and IRC. Costs related thereto and certain other costs are allocated among the affiliates on a basis determined by management.

During fiscal 2013, the company received $63,324 from related parties for property management services provided.

4. MINIMUM NET CAPITAL
Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company, as a registered securities broker/dealer, is required to maintain a minimum net capital of the greater of $250,000 or 6 2/3% of "aggregate indebtedness," as defined in such rule. At July 31, 2013, the Company had net capital of $1,083,633 which was $833,633 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital at July 31, 2013 was 5.47 to 1.

5. COMMISSIONS RECEIVABLE
Commissions paid to broker/dealers through deferred sales charges, for the sale of Fund shares, are recorded as commissions receivable. The Company receives from the Fund a monthly distribution fee based on the Fund's daily net assets. Commissions receivable are recovered through the receipt of the distribution fee and redemption charges, if any, related to Fund shares subject to contingent deferred sales charges.

6. INCOME TAXES
The provision for income taxes consists of the following:

Current	
Federal	$ 82,931
Deferred	
Federal	(26,636)
State	0
Total	$ 56,295

The deferred tax liability results from unrealized appreciation of investments.

7. SUBSEQUENT EVENTS
In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through the date these financial statements were issued. There were no events or transactions that occurred during the period that materially impacted the amounts or disclosures in the Company's financial statements.

REPORT ON INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
World Capital Brokerage, Inc.

In planning and performing our audit of the financial statements of World Capital Brokerage, Inc. (the "Company"), as of and for the year ended July 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at July 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tait, Weller & Baker LLP

Philadelphia, Pennsylvania
September 26, 2013

8-68S

WORLD CAPITAL
Brokerage, Inc.

October 31, 2013

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 12 2013
02 REGISTRATIONS BRANCH

U.S. Securities & Exchange Commission
100 F St, N.E. Mail Stop 8031
Washington, DC 20549
Attn: Charlene Dudley – MS 8031

Re World Capital Brokerage, Inc.

Dear Ms. Dudley:

We are in receipt of your letter dated October 22, 2013 regarding the incomplete public financials submitted to the SEC. As I stated on the message left on your voice mail the complete public financial was sent to the SEC, however, the two pages of the X-17A-5 were stuck together. We are therefore returning the original documents to you for processing with my apologies for the confusion.

If you have any questions or need anything further please do not hesitate to contact me at 888-742-0631.

Sincerely,

Operations Professional
World Capital Brokerage, Inc.

World Capital Brokerage, Inc.
1636 Logan Street, Denver, Colorado 80203
888-742-0631 Fax 303-626-0614
Member FINRA, SIPC

8-68523

2013 OCT 28 AM 7:44

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

OFFICE OF COMPLIANCE
INSPECTIONS AND
EXAMINATIONS

October 22, 2013

WORLD CAPITAL BROKERAGE, INC.
1636 LOGAN STREET
DENVER, CO 80203

Re: **WORLD CAPITAL BROKERAGE, INC.**

Dear Mr. Timothy Taggart,

Paragraph (d) of Rule 17a-5 (17 CFR 240.17a-5) requires that every broker or dealer registered pursuant to Section 15 of the Securities and Exchange Act of 1934 (15 U.S.C. 780) must file a certified annual report of financial statements on a fiscal or calendar year basis.

We are contacting you because the financial statement received on October 3, 2013 is incomplete. Therefore, within ten days of receipt of this letter, please submit a separately bound Statement of Financial Condition for **"PUBLIC"** inspection, conforming to the requirements of subparagraph (e) (3) of Rule 17a-5. The Statement of Financial Condition should be attached to a **signed and completed Form X-17A-5, Part III facing page** (17 CFR 249.617).

Access the following website: www.sec.gov, to obtain a form X-17A-5.

Please resubmit your filing to: U.S. Securities & Exchange Commission
100 F St., N. E., Mail Stop 8031
Washington, DC 20549
Attn: Charlene Dudley - MS 8031

If you have any questions concerning this matter, please contact the undersigned at (202) 551- 5804.

Sincerely,

Charlene Dudley, Program Analyst
Registrations Branch